Mail Stop 4561

March 10, 2009

Mr. Steven B. Tanger
President and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue
Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Tanger Properties Limited Partnership**
> **Forms 10-K for the year ended December 31, 2007**
> **Filed 02/28/08**
> **Definitive Proxy Statement**
> **Filed 04/03/08**
> **File Nos. 001-11986 and 333-03526-01**

Dear Mr. Tanger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief